UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 11-K

(Mark One):

☒    ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934.

For the fiscal year ended December 31, 2002

OR

☐    TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934.

For the transition period from________________ to________________

Commission file number 0-24612

A.    Full title of the plan and the address of the plan, if different from that of the issuer named below:

ADTRAN, INC. 401(k) RETIREMENT PLAN

B.    Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

ADTRAN, INC.

901 Explorer Boulevard

Huntsville, Alabama 35806-2807

ADTRAN, Inc.

401(k) Retirement Plan

Financial Statements and Supplemental Schedules

December 31, 2002 and 2001

ADTRAN, Inc. 401(k) Retirement Plan

Contents

December 31, 2002 and 2001

Note:	Other schedules required by 29 CFR 2520.103-10 of the Department of Labor’s Rules and Regulations for Disclosure under the Employee Retirement Income Security Act of 1974 have been omitted because they are not applicable.

Report of Independent Auditors

To the Participants and Administrator of the

ADTRAN, Inc. 401(k) Retirement Plan

In our opinion, the accompanying statements of net assets available for plan benefits and the related statement of changes in net assets available for plan benefits present fairly, in all material respects, the net assets available for plan benefits of the ADTRAN, Inc. 401(k) Retirement Plan (the “Plan”) at December 31, 2002 and 2001, and the changes in net assets available for plan benefits for the year ended December 31, 2002 in conformity with accounting principles generally accepted in the United States of America. These financial statements are the responsibility of the Plan’s management; our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these statements in accordance with auditing standards generally accepted in the United States of America, which require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

Our audits were conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental Schedule of Assets (Held at End of Year) and Schedule of Nonexempt Transactions are presented for the purpose of additional analysis and are not a required part of the basic financial statements but are supplementary information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. These supplemental schedules are the responsibility of the Plan’s management. These supplemental schedules have been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, are fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Birmingham, Alabama

June 24, 2003

ADTRAN, Inc. 401(k) Retirement Plan

Statements of Net Assets Available for Plan Benefits

December 31, 2002 and 2001

	2002	2001
Assets
Investments, at market value
Pooled separate accounts	$31,776,016	$31,931,963
ADTRAN stock fund	1,605,188	907,862
Participant loans	923,384	1,072,535

Total investments	34,304,588	33,912,360

Contributions receivable
Employer	143,777	45,849
Employee	113,738	103,189

	257,515	149,038

	34,562,103	34,061,398
Liabilities and Net Assets Available for Plan Benefits
Accrued benefits payments	(25,839)	—

Net assets available for plan benefits	$34,536,264	$34,061,398

The accompanying notes are an integral part of these financial statements.

ADTRAN, Inc. 401(k) Retirement Plan

Statement of Changes in Net Assets Available for Plan Benefits

For the Year Ended December 31, 2002

Investment loss
Interest and dividend income	$756,229
Net depreciation in market value of investments	(4,864,256)

Total investment loss	(4,108,027)

Contributions
Employee contributions	4,684,076
Rollover contributions	427,322
Employer contributions	2,455,832

Total contributions	7,567,230

Total additions	3,459,203

Benefits payments	2,959,643
Administrative expenses	13,817
Corrective distributions	10,877

Total deductions	2,984,337

Net increase	474,866
Net assets available for plan benefits
Beginning of year	34,061,398

End of year	$34,536,264

The accompanying notes are an integral part of these financial statements.

ADTRAN, Inc. 401(k) Retirement Plan

Notes to Financial Statements

For the Years Ended December 31, 2002 and 2001

1.	Description of the Plan

The following description of the ADTRAN, Inc. 401(k) Retirement Plan (the “Plan”) provides only general information. Participants should refer to the Plan Document and related Adoption Agreement for a more complete description of the Plan’s provisions.

General

ADTRAN, Inc. (the “Company” and the “Employer”) formed the Plan effective January 1, 1990 to provide certain retirement benefits for its employees. The Plan is a defined contribution plan subject to the provisions set forth in the Employee Retirement Income Security Act of 1974 (“ERISA”) and the provisions of Internal Revenue Service (“IRS”) Code Sections 401(a) and 401(k). The Plan is funded by discretionary employee contributions as well as nondiscretionary employer contributions. The plan assets are held by Fidelity Management Trust Company (“Fidelity”) which executes investment transactions, receives the plan contributions, credits participants’ individual accounts and pays benefits to participants and their beneficiaries in accordance with the provisions of the Plan. The Plan was amended, effective July 1, 1997, to allow the Company’s common stock to be purchased by the Plan.

Effective January 1, 2001, the Company’s Board of Directors adopted various revisions to the Plan. The revisions included changing the name of the Plan to the ADTRAN, Inc. 401(k) Retirement Plan and adopting various amendments to bring the Plan into compliance with the provisions of IRS Code Section 401(k)(12)(c) as a “design-based safe harbor” plan for nondiscrimination purposes. As amended, the Plan provides that the Company will make nonelective contributions of 3% of each eligible participant’s annual compensation. In addition, the Plan no longer requires (or permits) the Company to make matching contributions for employee elective deferrals. Under the Plan as amended, there is no minimum age requirement for employees to be eligible to participate, and there is no minimum service requirement for employees to be eligible to make elective deferrals under the Plan. As amended, the Plan permits participants to change their contribution rate as of the first payroll period of each quarter. However, employees must complete one year of service to be eligible for the “safe harbor” contribution of 3% of their eligible compensation.

Effective March 1, 2001, the Plan was further amended in connection with the appointment of Fidelity as Trustee and recordkeeper of the Plan. This amendment permitted participants to elect to receive a distribution from the Plan in the form of company stock. Also, the Plan’s loan provisions were modified to limit outstanding loans to two at a time.

The Plan was amended a third time during 2001. This amendment, effective December 1, 2001, excluded co-op employees hired on or after December 1, 2001 from participation in the Plan.

Effective for the plan year beginning January 1, 2002, the Plan elected to implement the “catch-up” provision provided for in Section 414(v) of the Internal Revenue Code. This provision enables applicable employer plans to allow eligible participants who are age 50 or over to make additional deferrals, beginning in 2002.

Effective January 3, 2003, the Plan Document was restated in order to comply with the IRS deadline for GUST adoption by prototype plans.

ADTRAN, Inc. 401(k) Retirement Plan

Notes to Financial Statements

For the Years Ended December 31, 2002 and 2001

Eligibility

All regular employees are eligible to participate in the elective deferral portion of the Plan immediately upon hire, and in the safe harbor nonelective portion of the Plan following the completion of one year of service (except seasonal and co-op employees, leased employees, and nonresident aliens with no U.S.-source income).

Contributions

Eligible employees that participate in the Plan may elect to have the Company contribute any whole percentage up to 16% of their eligible compensation (as defined in the Plan Document) to the Plan on their behalf, subject to the maximum allowed by the IRS ($11,000 per participant in 2002). Effective January 1, 2003, the restated Plan allows for contributions up to 60% of a participant’s compensation (still subject to the IRS limit).

Under the terms of the Plan, the Company is required to make nonelective contributions of 3% of each eligible participant’s compensation.

Participant Accounts

Each participant’s account is credited with the employee’s contribution and the Company’s nonelective contribution, plus plan earnings. Allocations of earnings are based on account balances, as defined more fully in the Plan Document. Each participant directs how contributions made to the Plan on his/her behalf are to be invested among the investment options available under the Plan. The Plan currently offers twenty pooled separate accounts and a company stock fund. Contributions to the company stock fund are limited to 20% of a participant’s total contributions to the Plan. Allocations of company contributions each year are based on each participant’s compensation, as defined in the Plan Document. The benefit to which a participant is entitled is the benefit that can be provided from the participant’s account.

Vesting

Employees are always 100% vested in their account balances under the Plan.

Retirement Date

The normal retirement date is the first day of the calendar month following the date a participant reaches age 62. Early retirement is permitted after a participant reaches age 59-1/2.

Distribution of Benefits

Benefits commence upon one of several dates: normal retirement, early retirement, date of disability, pre-retirement death and upon termination other than described above. Benefits are distributed by means of either a lump sum payment or by one of various conventional annuity options.

Other

The Plan allows for participant hardship withdrawals at any time from the pre-tax, rollover and matching portions of a participant’s account if certain conditions are met. The Plan also allows for in-service withdrawals at age 59-1/2 from the pre-tax, rollover and matching portions of a participant’s account.

ADTRAN, Inc. 401(k) Retirement Plan

Notes to Financial Statements

For the Years Ended December 31, 2002 and 2001

Participant Loans

Participants may borrow a minimum of $1,000 from their fund accounts up to a maximum equal to the lesser of $50,000 or 50% of their account balance. Loan transactions are treated as transfers between the investment fund and the participant loan fund. Loan terms range from one to five years unless such loan is used to acquire a principal residence. The Plan’s outstanding loans at December 31, 2002 are collateralized by the balances in the participants’ accounts and bear interest at rates commensurate with local prevailing rates as determined quarterly by the plan administrator. Interest rates range from 5.25% to 10.5% for loans that were outstanding as of December 31, 2002.

Administrative Expenses

All expenses incident to the functioning of the Plan may be paid out of plan assets unless paid by the Company. On behalf of the Plan, the Company paid the Trustee $82,761 for administrative fees incurred during the plan year ended December 31, 2002. This amount is not included in the financial statements of the Plan.

Plan Termination

While it is the intention of the Company to permanently continue the Plan, the Company has the right to amend or terminate the Plan at any time upon written notice to the plan administrator and Trustee. No amendment may permit any plan assets to revert to the Employer or be used for any purpose other than to provide benefits to participants and their beneficiaries. Upon termination of the Plan, the plan assets will be distributed to participants and their beneficiaries in accordance with the Plan and subject to IRS and ERISA guidelines.

2.	Summary of Significant Accounting Policies

The following is a summary of accounting policies utilized in the financial statements which were prepared in accordance with accounting principles generally accepted in the United States of America.

Basis of Accounting

The accompanying financial statements of the Plan are maintained on the accrual basis of accounting.

Valuation of Investments

The Plan’s investments are stated at market value. The shares of pooled separate accounts are valued at quoted market prices, which represent the net asset value of shares held by the Plan at year-end. The market value of equity securities which are traded on a national exchange are valued at the last reported sales price on the last business day of the plan year. Purchases and sales of investments are reflected as of the trade date. Dividend and interest income is recorded when earned. Participant loans are valued at their outstanding balances, which approximate market value.

The Plan presents, in the statement of changes in net assets available for plan benefits, the net appreciation (depreciation) in the market value of its investments which consists of the realized gains or losses and the unrealized appreciation (depreciation) on those investments.

Contributions

Contributions from the Employer are accrued based on amounts declared by the Company. Contributions from employees are recorded in the period in which the Company makes the deductions from the participants’ payroll.

ADTRAN, Inc. 401(k) Retirement Plan

Notes to Financial Statements

For the Years Ended December 31, 2002 and 2001

Risks and Uncertainties

The Plan provides for various investment options which in turn invest in any combination of stocks, bonds and other investment securities. Investment securities are exposed to various risks such as interest rate, market and credit risks. Due to the level of risk associated with certain investment securities and the level of uncertainty related to changes in the value of investment securities, it is at least reasonably possible that changes in risks in the near term could materially affect participants’ account balances and the amounts reported in the statement of net assets available for plan benefits and the statement of changes in net assets available for plan benefits.

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of additions and deductions during the reporting periods. Actual results could differ from those estimates.

3.	Investments

The Plan’s investments, other than participant loans and the ADTRAN stock fund, are held in pooled separate accounts sponsored by the Trustee. Investments as of December 31, 2002 and 2001 and investment information for the year ended December 31, 2002 are as follows:

ADTRAN, Inc. 401(k) Retirement Plan

Notes to Financial Statements

For the Years Ended December 31, 2002 and 2001

Description	2002	2001
Pooled separate accounts:
Fidelity Managed Income Portfolio Fund	$3,413,179	$3,256,078
Fidelity Retirement Money Market Fund	1,089,098	883,867
Fidelity Equity Income Fund	3,524,313	4,063,997
Fidelity Fund	4,053,201	4,980,923
MSI Small Company Growth B Fund	4,171,943	5,030,042
Fidelity Government Income Fund	2,542,167	2,010,392
Fidelity Balanced Fund	2,850,431	2,917,681
Fidelity US BD Index Fund	1,128,570	632,997
Fidelity Freedom 2000 Fund	935,647	632,287
Fidelity Freedom 2010 Fund	874,154	829,138
Fidelity Freedom 2020 Fund	1,803,189	1,879,125
Spartan US Equity Index Fund	1,945,413	2,090,063
Fidelity Aggressive Growth Fund	1,007,271	1,170,707
Fidelity Blue Chip Fund	803,303	693,041
Fidelity Divers International Fund	484,948	348,826
Fidelity Growth Company Fund	131,706	93,506
Fidelity Freedom Income Fund	1,569	1,373
Fidelity Freedom 2030 Fund	56,164	43,626
Fidelity Freedom 2040 Fund	41,304	29,894
Fidelity Low Price Stock Fund	918,449	344,400
ADTRAN Stock Fund	1,605,185	907,862
Participant Loans	923,384	1,072,535

Total investments	$34,304,588	$33,912,360

Interest and dividend income	$756,229

Net depreciation in market value of investments	$4,864,256

The following is a summary of assets held in excess of 5% of the Plan’s net assets available for plan benefits at December 31, 2002 and 2001:

	2002	2001
Fidelity Managed Income Portfolio Fund	$3,413,179	$3,256,078
Fidelity Equity Income Fund	$3,524,313	$4,063,997
Fidelity Fund	$4,053,201	$4,980,923
MSI Small Company Growth B Fund	$4,171,943	$5,030,042
Fidelity Government Income Fund	$2,542,167	$2,010,392
Fidelity Balanced Fund	$2,850,431	$2,917,681
Fidelity Freedom 2020 Fund	$1,803,189	$1,879,125
Spartan US Equity Index Fund	$1,945,413	$2,090,063

ADTRAN, Inc. 401(k) Retirement Plan

Notes to Financial Statements

For the Years Ended December 31, 2002 and 2001

The Plan’s investments (including investments bought and sold, as well as held, during the year) depreciated in value by $4,864,256 during the year ended December 31, 2002, as follows:

Pooled separate accounts	$(5,255,502)
ADTRAN stock fund	391,246

$(4,864,256)

4.	Income Tax Status

The Plan obtained its latest determination letter on June 8, 1995 from the Internal Revenue Service stating that the Plan, as then designed, was in compliance with the applicable requirements of the IRS. Although the Plan has since been amended, the Plan administrator and the Plan’s tax advisors believe that the Plan is operating in such a manner so as not to jeopardize its favorable tax status. The IRS has ruled that the prototype standardized 401(k) plan, after which the Plan is now modeled, qualifies under Section 401(a) of the Internal Revenue Code. Accordingly, no provision for income taxes has been included in the Plan’s financial statements.

5.	Comparison of Financial Statements to Form 5500

Annually, the Company files, on behalf of the Plan, an information return (Form 5500) that includes financial information prepared on the basis of cash receipts and disbursements. The accompanying financial statements differ from the 2002 Form 5500 primarily due to the accrual of employee benefit payments and employer and employee contributions for financial statement reporting purposes.

6.	Nonexempt Transactions

As of June 24, 2003, the Company owed the Plan approximately $25,839 for untimely employer contributions that were due to participants as of December 31, 2002. These contributions are included in employer contributions receivable in the accompanying statement of net assets available for plan benefits.

Supplemental Schedules

ADTRAN, Inc. 401(k) Retirement Plan

Schedule of Assets (Held at End of Year)

As of December 31, 2002

		(c) Description of investment including
	(b) Identity of issue, borrower, lessor	maturity date, rate of interest, collateral,	(e) Current
(a)	or similar party	par, or maturity value	Value

*	Fidelity Managed Income Portfolio Fund	Pooled separate account—Stable fund	$3,413,179

*	Fidelity Retirement Money Market Fund	Pooled separate account—Money market fund	1,089,098

*	Fidelity Equity Income Fund	Pooled separate account—Value and income fund	3,524,313

*	Fidelity Fund	Pooled separate account—Growth and income fund	4,053,201

	MSI Small Company Growth B Fund	Pooled separate account—Special equity fund	4,171,943

*	Fidelity Government Income Fund	Pooled separate account—Intermediate government	2,542,167

*	Fidelity Balanced Fund	Pooled separate account—Balanced fund	2,850,431

*	Fidelity US BD Index Fund	Pooled separate account—Government/Corporate bond fund	1,128,570

*	Fidelity Freedom 2000 Fund	Pooled separate account—Short horizon SAF fund	935,647

*	Fidelity Freedom 2010 Fund	Pooled separate account—Intermediate horizon SAF fund	874,154

*	Fidelity Freedom 2020 Fund	Pooled separate account—Inter/Long horizon SAF fund	1,803,189

	Spartan US Equity Index Fund	Pooled separate account—Stock index fund	1,945,413

*	Fidelity Aggressive Growth Fund	Pooled separate account—Agress equity fund	1,007,271

*	Fidelity Blue Chip Fund	Pooled separate account—Equity growth fund	803,303

*	Fidelity Divers International Fund	Pooled separate account—International fund	484,948

*	Fidelity Growth Company Fund	Pooled separate account—Growth company fund	131,706

*	Fidelity Freedom Income Fund	Pooled separate account—Freedom income fund	1,569

*	Fidelity Freedom 2030 Fund	Pooled separate account—Freedom 2030	56,164

*	Fidelity Freedom 2040 Fund	Pooled separate account—Freedom 2040	41,304

*	Fidelity Low Price Stock Fund	Pooled separate account—Low priced stock	918,449

*	ADTRAN Stock Fund	ADTRAN, Inc. Common Stock	1,605,185

*	Fidelity Management Trust Company	Participant loans—rate of interest: 5.25%–10.5%	923,384

			$34,304,588

*	Party-in-interest to the Plan

ADTRAN, Inc. 401(k) Retirement Plan

Schedule of Nonexempt Transactions

For the Year Ended December 31, 2002

(a) Identity of Party Involved	(b) Relationship to plan, employer or other party- in-interest	(c) Description of transactions including maturity date, rate of interest, collateral, par or maturity value	(d) Purchase price	(h) Cost of asset	(i) Current value of asset

ADTRAN, Inc.	Sponsor	Failure to remit employer contributions on a timely basis	$25,839	$25,839	$25,839

SIGNATURES

The Plan. Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

Date: June 26, 2003	ADTRAN, INC. 401(k) RETIREMENT PLAN /s/ James E. Matthews James E. Matthews Senior Vice President – Finance and Chief Financial Officer

EXHIBIT INDEX

Exhibit Number	Description
23.1	Consent of PricewaterhouseCoopers LLP